UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number: 001-07434

Aflac Incorporated 401(k) Savings
and Profit Sharing Plan

(Full title of the plan)

Aflac Incorporated

(Name of issuer of the securities held pursuant to the plan)

1932 Wynnton Road
Columbus, Georgia 31999

(Address of the plan and address of issuer’s principal executive offices)

Aflac Incorporated 401(k) Savings and Profit Sharing Plan
 i

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Pension Committee
Aflac Incorporated 401(k) Savings
  and Profit Sharing Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Aflac Incorporated 401(k) Savings and Profit Sharing Plan (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Aflac Incorporated 401(k) Savings and Profit Sharing Plan as of December 31, 2006 and 2005, and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedule 1 as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

June 26, 2007
Atlanta, Georgia

Aflac Incorporated 401(k) Savings and Profit Sharing Plan
Statements of Net Assets Available for Plan Benefits
December 31,

	2006	2005

Assets:
Investments (Note 5)	$168,123,863	$153,669,560
Cash	179,870	279,801
Accrued employer contribution	255,510	118,175
Accrued participant contribution	345,062	—
Accrued interest	25,633	—

Total assets	168,929,938	154,067,536

Liabilities:
Excess participant contributions payable	14,992	58,519

Total liabilities	14,992	58,519

Net assets available for plan benefits	$168,914,946	$154,009,017

See accompanying Notes to Financial Statements.

Aflac Incorporated 401(k) Savings and Profit Sharing Plan
Statements of Changes in Net Assets Available for Plan Benefits
Years Ended December 31,

	2006	2005

Contributions:
Participant withholdings	$9,889,222	$8,650,245
Participant transfers from other plans	765,057	778,740
Employer matching	3,507,477	3,722,432

Total contributions	14,161,756	13,151,417
Dividend income	5,067,175	2,911,959
Interest income	538,054	402,118
Net appreciation in fair value of investments (Note 5)	5,941,271	13,862,927
Distributions to participants	(10,723,772)	(10,023,753)
Administrative fees	(78,555)	(138,716)

Increase in net assets	14,905,929	20,165,952
Net assets available for plan benefits:
Beginning of year	154,009,017	133,843,065

End of year	$168,914,946	$154,009,017

See accompanying Notes to Financial Statements.

Aflac Incorporated 401(k) Savings and Profit Sharing Plan
Notes to Financial Statements
December 31, 2006 and 2005
1. DESCRIPTION OF THE PLAN
     The Aflac Incorporated 401(k) Savings and Profit Sharing Plan (the Plan) was established for the benefit of the employees of Aflac Incorporated; American Family Life Assurance Company of Columbus (excluding Japan Branch employees); American Family Life Assurance Company of New York; Aflac International, Incorporated; and Communicorp, Incorporated (collectively “the Company”).
     The following description provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
(a)	General

The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligible employees may voluntarily participate in the Plan on the first day of the month, which coincides with or next follows the completion of thirty days of employment.

The Plan is administered by a plan administrator appointed by the Pension Committee of Aflac Incorporated’s Board of Directors. The majority of the Plan’s administrative expenses are paid by the Plan sponsor. A portion of the Plan’s administrative expenses is allocated to the Plan and is deducted from the investment earnings (losses) in participant accounts. Administrative fees on loans and in-service withdrawal expenses are paid directly by the requesting participant and are deducted from the loan or in-service withdrawal amount.

(b)	Contributions

Contributions to the Plan are made by both participants and the Company. Participants may contribute portions of their salary and bonus on a pretax basis in increments of whole percentages of up to 50% in 2006 and 2005, subject to aggregate limits imposed by Internal Revenue Service (IRS) regulations. Aggregate limits as prescribed by the IRS were $15,000 for participants under the age of 50 and $20,000 for participants age 50 and older in 2006 and $14,000 for participants under the age of 50 and $18,000 for participants age 50 and older in 2005. The first 1% to 6% of participants’ compensation contributed may be subject to a percentage matching contribution by the Company. For the years ended December 31, 2006 and 2005, subject to certain limitations, the Company’s matching contribution was 50% of the portion of the participants’ contributions, which were not in excess of 6% of the participants’ compensation.

(c)	Participant Accounts

An account is maintained for each participant and is credited with participant contributions and investment earnings or losses thereon. Contributions may be invested in one or more of the investment funds available under the Plan at the direction of the participant. A separate account is maintained with respect to each participant’s interest in the Company’s matching contributions. Amounts in this account are apportioned and invested in the same manner as the participant’s account.

(d)	Vesting

Participants are 100% vested in their contributions plus actual investment earnings or losses thereon.

Participants become vested in the Company’s matching contributions and the related earnings or losses thereon according to the following schedule.

Years of Service	Vested Percentage

Less than 1	0%
1	20%
2	40%
3	60%
4	80%
5 or more	100%
A participant’s interest in the Company’s matching contributions and the related earnings or losses thereon is also vested upon termination either because of death or disability or after attaining early retirement date or normal retirement age. Except as previously described, participants forfeit the portion of their interest which is not vested upon termination of employment. These forfeitures are available to reduce the Company’s future matching contributions or plan expenses. At December 31, 2006, forfeited non-vested accounts totaled approximately $17,000, compared with approximately $273,600 a year ago. For the year ended December 31, 2006, forfeitures of approximately $512,400 were used to reduce matching contributions.

(e)	Distributions

Participants may receive a distribution equal to the vested value of their account upon death, disability, retirement, or termination of either the Plan or the participant’s employment. Distributions may only be made in the form of a lump-sum cash payment and/or Aflac Incorporated common stock.

The Plan permits in-service withdrawals for participants who are 100% vested in the Company’s contribution and have attained age 59 1/2.

(f)	Loans

Participants are allowed to borrow funds from their accounts. The minimum amount of any loan is $1,000. Participants may have up to two active loans from their account at any time. The maximum amount of loans made to a participant from the Plan, when added together, cannot exceed the lesser of:
a.	50% of the participant’s vested benefit (as defined by the Plan document); or

b.	$50,000, reduced by the amount, if any, of the highest balance of all outstanding loans to the participant during the one-year period ending on the day prior to the day on which the loan is made.
All participant loans carry a maturity date of up to five years for general purpose loans and up to 10 years for loans made to purchase the participant’s principal residence from the date the loan is made and are secured by the balance in the participant’s account. Interest rates on participant loans are established at the prevailing prime interest rate at the time the loan is made plus 2%. The prime interest rate was 8.25% at December 31, 2006, compared with 7.25% at December 31, 2005.

(g)	Transactions With Parties-in-Interest

As of December 31, 2006 and 2005, the statements of net assets available for plan benefits include the following investments in and accounts with parties-in-interest to the Plan.

	2006	2005

Aflac Incorporated common stock	$75,331,971	$75,274,490
Merrill Lynch Retirement Preservation Trust	5,161,993	5,072,196
Merrill Lynch Equity Index Trust I	2,925,701	2,430,114

2. SUMMARY OF ACCOUNTING POLICIES
(a)	Basis of Presentation

The accompanying statements of net assets available for plan benefits and changes in net assets available for plan benefits have been prepared on the accrual basis of accounting.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(b)	Investments

Investments are stated at fair value based upon market quotations obtained from national security exchanges. Common/collective trusts are valued based on the quoted market prices of the underlying assets held in the fund. Securities transactions are accounted for on the trade date (the date the order to buy or sell is executed). Realized gains and losses on the sale of investments are calculated based on the difference between selling price and cost on an average cost basis.

Participant loans are stated at cost, which approximates fair value.

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits.

(c)	Distributions

Distributions to participants are recorded when paid.

(d)	Fair Value of Financial Instruments

Investments are stated at fair value. The carrying amounts for cash, receivables, and payables approximated their fair values due to the short-term nature of these instruments.
3. FEDERAL INCOME TAXES
     The Internal Revenue Service has determined and informed the Company by letter dated February 27, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.
     Participants in the Plan are not subject to federal and state income taxes on their contributions, on amounts contributed by the employer, or on earnings or appreciation of investments held by the Plan until withdrawn by the participant or distributed to the participant’s named beneficiary in the event of death.

4. PLAN TERMINATION
     Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.
5. INVESTMENT FUNDS
     The following table presents the fair value of individual investments that exceeded 5% of the Plan’s net assets as of December 31:

	2006	2005

Mutual Funds:
Davis New York Venture Fund	$11,050,283	$9,829,454
Dodge & Cox Balanced Fund	24,150,810	19,812,376
Dodge & Cox Stock Fund	21,708,765	18,870,888
Aflac Incorporated common stock	75,331,971	75,724,490

     During 2006 and 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2006	2005

Aflac Incorporated common stock	$(689,397)	$10,468,403
Mutual funds	6,239,522	3,269,227
Common/collective trust funds	391,146	125,297

Total net appreciation in fair value of investments	$5,941,271	$13,862,927

6. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
     The following is a reconciliation of net assets available for plan benefits as presented in these financial statements to the balance per Form 5500 as of December 31:

	2006	2005

Net assets available for plan benefits	$168,914,946	$154,009,017
Deemed distributions	(18,240)	(8,204)

Net assets available for plan benefits — Form 5500	$168,896,706	$154,000,813

     Deemed distributions are defaulted and unpaid participant loans of active participants that are disallowed on the Form 5500.

     The following is a reconciliation of changes in net assets available for plan benefits as presented in these financial statements and Form 5500 as of December 31:

	2006	2005

Increase in net assets per statement of changes in net assets available for plan benefits	$14,905,929	$20,165,952
Deemed distributions	(10,036)	(977)
Deemed distributions written off	—	3,906

Net income — Part II Line K Form 5500	$14,895,893	$20,168,881

     Deemed distributions written off represent those defaulted loans that had not been removed from plan assets until the current year but that had been disallowed on Form 5500 in previous years.

SCHEDULE 1
Aflac Incorporated 401(k) Savings and Profit Sharing Plan
EIN: 58-1167100     PN:004
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
As of December 31, 2006

Identity of Issue and Description of Investment	Shares/Units	Current Value

Common/Collective Trusts
Merrill Lynch Retirement Preservation Trust*	5,161,993	$5,161,993
Merrill Lynch Equity Index Trust I*	27,226	2,925,701

Total Common/Collective Trusts		8,087,694

Mutual Funds
Davis New York Venture Fund	286,871	11,050,283
Dodge & Cox Balanced Fund	277,340	24,150,810
Dodge & Cox Stock Fund	141,462	21,708,765
Julius Baer International Equity Fund	143,638	6,065,833
Rydex OTC Fund	80,347	939,254
Calamos Growth Fund	38,508	2,075,590
American Funds Growth Fund of America	189,969	6,204,373
American Funds Europacific Growth Fund	43,434	1,997,106
Columbia Total Return Bond Fund	267,895	2,606,618
The Managers Special Equity Fund	7,465	619,288

Total Mutual Funds		77,417,920

Aflac Incorporated common stock*	1,637,652	75,331,971

Participant loans (2,285 loans outstanding with zero cost, interest rates from 6.0% to 11.5% and maturity dates of less than one year to 10 years)	—	7,286,278

Total Investments		$168,123,863

* Indicates a party-in-interest to the Plan.
See accompanying report of independent registered public accounting firm.

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Aflac Incorporated 401(k) Savings and Profit Sharing Plan

Date:	June 26, 2007	By:	/s/ Casey Graves

Casey Graves Vice President Human Resources

Exhibit Index

     23  —  Consent of Independent Registered Public Accounting Firm